[Letterhead of Jones Day]
March 13, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549
Attention: Dan Duchovny, Esq.
Re:  GenCorp (File No. 1-0152)
Ladies & Gentlemen:
          As you have probably seen by now, Pirate Capital LLC filed revised preliminary proxy materials with the SEC earlier today. GenCorp still believes that Pirate’s preliminary proxy materials are materially false and misleading, and respectfully requests that the Staff consider the following statement from today’s filing.
          In the so-called “Background to the Solicitation” section (Page 4), Pirate Capital added the following sentence: “GenCorp has indicated to Pirate Capital Group that it may invoke this statute,” referring to the Ohio Control Share Acquisition Act. This sentence immediately follows the sentence which says that Pirate sued GenCorp “seeking declaratory and injunctive relief to prevent GenCorp from seeking to invoke the Ohio Control Share Acquisition Act in an effort to defeat this proxy solicitation.” The clear implication of this discussion is that GenCorp threatened to invoke the Ohio Control Share Acquisition Act to defeat Pirate’s proxy solicitation.
          In its memorandum in support of its motion seeking preliminary injunctive relief (sent by facsimile under separate cover), Pirate quotes, as the basis for this litigation, a sentence from an email Jones Day sent to Pirate’s counsel, which states:
Section 1701.831, the Ohio Control Share Statute, generally requires a person acquiring certain levels of voting power of an Ohio corporation’s common shares (20% or more, 33?% or more or a majority or more) to gain shareholder approval of such acquisition before completing the acquisition. While obtaining proxies is not an acquisition for purposes of 1701.831, if a person has the right to vote shares, including pursuant to a proxy, in excess of these thresholds, such person cannot acquire more shares until the proxy is revoked or terminated. (emphasis added)
          Not only does this email not threaten to invoke this statute to attempt to defeat Pirate’s proxy solicitation, it specifically acknowledges that the solicitation of proxies is not subject to this statute. In addition, in this same memorandum submitted by Pirate to

Securities and Exchange Commission
March 13, 2006

the court, Pirate also acknowledges that “GenCorp has also publicly conceded that it does not believe that the Control Act ‘prohibits the solicitation of proxies.’” (footnote 16) See GenCorp’s proxy statement at page 7.
          Furthermore, in GenCorp’s memorandum in support of its motion to dismiss this lawsuit and its memorandum in opposition to Pirate’s motion for preliminary injunctive relief, GenCorp attached a sworn affidavit from Mark A. Whitney, GenCorp’s Vice President of Law, Deputy General Counsel and Assistant Secretary, that specifically states that GenCorp does not intend to invoke the Ohio Control Share Acquisition Act to invalidate or otherwise impair Pirate’s solicitation, acquisition or exercise of proxies in support of Pirate’s nominees. (These documents have been sent by facsimile under separate cover.)
          Given Pirate’s admissions to the court that both GenCorp and its counsel have acknowledged that the Ohio Control Share Acquisition Act does not apply to the solicitation or proxies, and given Mr. Whitney’s sworn affidavit stating that GenCorp will not invoke the act to contest Pirate’s proxy solicitation, GenCorp believes this discussion in Pirate’s proxy statement is materially misleading and highly prejudicial to GenCorp’s solicitation of proxies. GenCorp believes that Pirate’s intent in filing suit was to be able to mischaracterize GenCorp’s intentions in Pirate’s proxy materials in order to persuade shareholders to vote for Pirate’s nominees in anger at GenCorp as opposed to the merits of its nominees versus GenCorp’s nominees. This mischaracterization cannot be allowed to stand, and at a minimum, Pirate should acknowledge GenCorp’s statements in Pirate’s proxy materials.
          We would, of course, be pleased to discuss these matters with you in greater detail.

Very truly yours,
/s/ Christopher J. Hewitt
Christopher J. Hewitt

cc:	Mark Whitney, Esq. (GenCorp)
Robert A. Profusek, Esq. (Jones Day)
Stephen Fraidin, Esq. (Kirkland & Ellis)